04020683

SECURITIES AND EXCHANGE COMMISSION MAR 22
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

PROCESSED
MAR 23 2004
THOMSON
FINANCIAL

GS Mortgage Securities Corp.
(Exact Name of Registrant as Specified in Charter)

0000807641
(Registrant CIK Number)

Form 8-K for March 22, 2004
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-100818
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

104832 GSMSC (GSAA 2004-CW1)
Form SE (Collateral Term Sheets)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 22, 2004.

GS MORTGAGE SECURITIES CORP.

By: Howard Altarescu

Name: Howard Altarescu
Title: Vice President

104832 GSMSC (GSAA 2004-CW1)
Form SE (Collateral Term Sheets)

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COLLATERAL TERM SHEETS ARE BEING FILED IN PAPER.

COLLATERAL TERM SHEETS

for

GS MORTGAGE SECURITIES CORP.

Mortgage-Backed Certificates, GSAA Series 2004-CW1

GSAA 2004 CW1 as of 2/28/04
Portfolio Summary Report
Prepared by Goldman, Sachs & Co.

Pg	Pool Classification	Balance	Gross WAC	Orig WA	ST WAM	Age
0001	IN POOL	$115,274,120	7.19	359	355	4
*** TOTALS ***		$115,274,120				

Balance	Average Balance	Gross WAC	Orig WA	ST WAM	Age	OLTV	CLTV	FICO
$115,274,120	$449,358.78	7.19	359	355	4	79.0	45.7	688

Gross Rate		Sched Balance		Orig Term		St Term		Age	
5.75 - 5.99%	0.33	$25,001-$ 50,000	0.02	181 - 240 Mont	0.42	181 - 240 Mont	0.42	0 Mths	0.76
6.00 - 6.249%	1.26	$100,001-$120,000	0.06	241 - 300 Mont	0.22	241 - 300 Mont	0.22	1 - 3 Mths	44.02
6.25 - 6.49%	6.13	$300,001-$350,000	8.02	356 - 360 Mont	99.37	341 - 345 Mont	0.26	4 - 6 Mths	49.07
6.50 - 6.749%	11.21	$350,001-$400,000	39.57			346 - 350 Mont	0.56	7 - 12 Mths	5.88
6.75 - 6.99%	23.85	$400,001-$450,000	12.26			351 - 355 Mont	41.92	13 - 18 Mth	0.26
7.00 - 7.249%	14.28	$450,001-$500,000	11.79			356 - 360 Mont	56.62		
7.25 - 7.49%	12.64	$500,001-$550,000	5.50						
7.50 - 7.749%	10.32	$550,001-$600,000	6.85						
7.75 - 7.99%	7.32	$600,001-$650,000	8.88						
8.00 - 8.249%	3.54	$650,001-$700,000	0.29						
8.25 - 8.49%	5.28	$700,001-$750,000	1.04						
8.50 - 8.749%	2.33	$750,001-$800,000	0.58						
8.75 - 8.99%	0.32	$800,001-$900,000	0.57						
9.00 - 9.249%	0.53	$900,001-$1000,00	0.78						
9.25 - 9.49%	0.34	$1.0M - $1.25M	1.33						
9.50 - 9.749%	0.30	$1.25M - $1.5M	0.93						
		$1.75M - $2.0M	1.09						
		$2.25M - $2.5M	0.43						

Geography		Zip		Orig LTV		FICO	
California	26.53	91914	1.26	0.01-50.00%	3.14	580-599	0.29
New York	12.97	07430	1.20	50.01-60.00%	4.79	600-619	3.15
New Jersey	10.98	92127	0.98	60.01-65.00%	3.65	620-649	17.86
Florida	5.99	20817	0.90	65.01-70.00%	12.06	650-699	43.20
Virginia	4.73	11373	0.82	70.01-75.00%	11.00	700-749	23.85
Massachusetts	4.10	92118	0.78	75.01-80.00%	26.96	750-799	11.02
Maryland	3.25	11743	0.70	80.01-85.00%	6.81	800+	0.63
Illinois	3.08	07024	0.64	85.01-90.00%	15.84		
Connecticut	2.59	90046	0.60	90.01-95.00%	15.76		
More	25.80	*More*	92.11				

Property Type		Occupancy		Purpose	
Single Family	67.14	Primary Residence	97.58	Purchase	69.48
PUD	24.72	Secondary Residence	1.67	Cash Out Refi	19.16
2-4 Family	3.74	Investor Property	0.75	Rate Term Refi	11.36
Low-rise Condo	3.41				
Hi-rise Condo	1.00				

Docs		MI		Lender Paid MI	
NO DOC	64.25	CLTV LT 80	88.23	N	91.48
REDUCED	35.75	CLTV GT 80 WITH MI	11.77	Y	8.52